Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

August 16, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Melissa McDonough

Re:	CPG Vintage Access Fund III, LLC (File No. 811-23452)

Dear Ms. McDonough:

On behalf of CPG Vintage Access Fund III, LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund’s responses to the oral comments from the accounting staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided to the undersigned and Wendy Li on July 5, 2023 and August 2, 2023. The Staff's comments relate to the Fund’s Annual Report on Form N-CSR (File No. 811-23452), filed with the Commission on June 9, 2023, and the financial statements included therein (the "Financial Statements"), and the Fund’s related Annual Report on Form N-CEN (File No. 811-23452), filed with the Commission on June 14, 2023 ("Form N-CEN").

Set forth below are the Staff's comments, which, for the convenience of the Staff, have been restated in their entirety. We have discussed the Staff's comments with representatives of the Fund. The Fund’s responses to the Staff's comments are set out immediately under the restated comments. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Financial Statements.

1.	Comment. The Fund’s Consolidated Schedule of Investments identifies a list of the Fund’s investments and indicates under footnote (b) that the Fund has unfunded commitments to each investment as of March 31, 2023. Footnote (b) also references Note 3 to the Fund's Financial Statements which provides information about unfunded commitments by investment type and commitment value with no direct linkage to a portfolio company. Please explain why the Fund does not list each unfunded commitment separately by portfolio company or borrower either in the schedule of investments or in the footnotes.

Response. On August 25, 2020, CPG Carlyle Commitments Master Fund, LLC (the "Master Fund") (File No. 811-22764), received a similar comment (an excerpted copy of the comment and the Master Fund’s response, as filed with the Commission on October 7, 2020, is attached hereto as Appendix A). After receiving our response, the Staff did not have further comments. We incorporate that response here and respectfully request that the Staff again accept this response.

Going forward, the Fund will include disclosure to the Schedule of Investments to link the Fund investments with remaining unfunded commitments with its respective investment strategy (i.e., buyout, growth equity & venture capital or private credit).

2.	Comment. In Note 4 to the Fund's Financial Statements, the disclosure indicates that the management fee is calculated based on the total commitments of the Fund. Based on the disclosure, it is unclear to the Staff what the management fee is for CPG VA Acquisition Fund III (the "Subsidiary"). Please discuss in your response whether there is a separate management fee for the Subsidiary; if so, please provide the management fee amount for the Subsidiary.

Response. The Fund advises the Staff that the Subsidiary does not receive a separate management fee from the Fund.

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Securities and Exchange Commission

August 16, 2023

3.	Comment. The Notes to the Fund’s Financial Statements indicates that the Fund has certain commitments and contingencies. However, the balance sheet does not contain disclosure either by amount or by a line item that references the Notes. Please explain why this disclosure was omitted on the balance sheet. Please refer to Article 6-04.15 of Regulation S-X.

Response. The Fund will revise the above-referenced disclosure in future filings.

4.	Comment. Item 4 of Form N-CSR specifically requires information to be provided under paragraphs (a)-(j). The Fund’s Financial Statements only includes information required to be provided under paragraphs (a)-(h). Please include responses to Items 4.(i) and 4.(j) in future filings.

Response. The Fund will revise the above-referenced disclosure in future filings. In addition, the Fund advises the Staff that Items 4.(i) and 4.(j) were not applicable.

5.	Comment. The Fund has consolidated financial statements and the auditor’s opinion on the Financial Statements references consolidated financial statements. However, the internal control letter filed with Form N-CEN does not make any references to consolidated financial statements. Please ensure that the internal control letter references the consolidated financial statements appropriately in future filings.

Response. The internal control letter will reference the consolidated financial statements in future filings.

6.	Comment. Under the Fund Management section in the Financial Statements, please include a statement that additional information about the directors is included in the Fund’s confidential memorandum per Item 24 of Form N-2.

Response. The Fund will revise the above-referenced disclosure in future filings.

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Securities and Exchange Commission

August 16, 2023

Should you have any questions or comments, please feel free to contact me at 212.969.3350 (scoleman@proskauer.com).

Very truly yours,

/s/ Stuart H. Coleman
Stuart H. Coleman

cc: Wendy Li

Securities and Exchange Commission

August 16, 2023

Appendix A

Comment 1.     A list of the unfunded commitments held by the Fund and certain attributes, aggregated by investment category, is set forth in Note 3 to the Fund's financial statements. Please list each unfunded commitment separately by portfolio company or borrower either in the Schedule of Investments or in a schedule set forth in the notes to the Fund's financial statements.

Response 1.     The Fund believes that presenting unfunded commitments by class of investment, rather than presenting the unfunded commitment for each portfolio company or Investment Fund, is appropriate under the relevant accounting rules. Specifically, Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820-10-50-6A requires that a reporting entity disclose certain information for each class of investment, including, among other things, the amount of the reporting entity's unfunded commitments related to investments in the class. The Fund defines its classes of investments according to investment strategy, and discloses in Note 3 the amount of its unfunded commitments in each of the following categories: (i) Buyout; (ii) Growth Capital; and (iii) Special Situations/Other. The determination of the appropriate class of investments is based upon (i) the nature, characteristics and risks of the asset and (ii) the level of the fair value hierarchy with which the Fair Value measurement is categorized, in accordance with ASC 820-10-50-2B.

As discussed with Ms. Miller, going forward, the Fund will add a footnote to the Schedule of Investments to specify those portfolio companies and Investment Funds that may call capital in the future (i.e., Fund investments with remaining unfunded commitments).